UNITED STATES	OMB APPROVAL
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Form SD

SPECIALIZED DISCLOSURE REPORT

EXTREME NETWORKS, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-25711	77-0430270
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

145 Rio Robles San Jose, California		95134
(Address of principal executive offices)		(Zip Code)

Allison Amadia (408) 579-2800
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
[x] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure
Extreme Networks, Inc. (“Extreme”) provides a portfolio of network management, policy, BYOD and application analytics, integrated with its high-performance wired and wireless platforms, to deliver networking solutions that are designed to be flexible, scalable and easy to manage. Coupled with its focus on high quality service, Extreme’s software-driven solutions are expected to enable businesses, schools and agencies to adapt quickly to meet and exceed business objectives.

For calendar year 2014 (“CY 2014”), Extreme has determined that “conflict minerals”1 are necessary to the functionality or production of its products that it manufactured through its third party contract manufacturers. Accordingly, Extreme has conducted a reasonable country of origin inquiry (“RCOI”) as described further below and is providing this Report on Form SD.

Item 1.01 Conflict Minerals Disclosure
RCOI Determination
Based on Extreme’s determination that certain conflict minerals are necessary to the functionality or production of a product or products that it manufactured or contracted to have manufactured in CY 2014, Extreme conducted an RCOI to determine whether any of those conflict minerals originated in the Democratic Republic of the Congo (”DRC”) or an adjoining country2 (together, the “Covered Countries”).

Extreme manufactures its products through contract manufacturers. As a result, Extreme does not obtain any conflict minerals directly from mines or from smelters or refiners where ores are processed. All conflict minerals that may be present in a product manufactured by Extreme’s contract manufacturers are the result of incorporating various parts and components of those products that are obtained from suppliers of Extreme or Extreme’s contract manufacturers. Therefore, the RCOI that was conducted by Extreme included obtaining information from these suppliers who provide the parts and components that are likely to contain one or more conflict minerals. This information included declarations regarding the presence of conflict minerals in products sold to Extreme’s contract manufacturers, the smelters where such conflict minerals were processed, and to the extent such information was available, the mines of origin for any conflict minerals. The procedures used by Extreme to complete its RCOI are described in more detail in Exhibit 1.01 - Conflict Minerals Report.

Description of Method
In light of the requirements of Rule 13p-1 under the Securities Exchange Act of 1934, Extreme’s due diligence required that its third party manufacturers investigate the source of their use of tin, tantalum, tungsten, and gold (“3TG”) minerals for Extreme’s products and then develop an auditable chain of custody for such 3TG minerals necessary for the manufacturing of Extreme products.

In addition, Extreme is requiring its suppliers to establish an ongoing process to continue to determine the country of origin of any 3TG Minerals and provide conflict mineral sourcing information to Extreme on an annual basis in accordance with Extreme’s environmental standards and the Extreme Networks Conflict Minerals Policy.

As a result of these activities, Extreme has determined that one or more conflict minerals are present in parts obtained for its products from certain suppliers. However, based on the relevant supplier and smelter information, Extreme believes that the conflict minerals contained in the parts obtained from some suppliers have been sourced from smelters designated as conflict free by the Conflict Free Sourcing Initiative (“CFSI”)3 or came from scrap or recycled sources. However, in the course of completing its RCOI and due diligence activities, Extreme determined that certain of its suppliers:

1.	Have yet to, or did not, provide complete information regarding the origin of the conflict minerals in their products;

2.	Responded that they were unable to determine the origin of certain conflict minerals in their products; or

______________________________________________________________________________________
1 Defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Act”) to include columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives.
2 Defined in Section 1502(e)(1) of the Act as a country that shares an internationally recognized border with the Democratic Republic of the Congo. As of the date of this filing, this includes Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia.
3 CFSI, through its Conflict-Free Smelter Program, provides an independent, third-party audit of smelters and refiners, which are then validated as “conflict-free” in accordance with certain global standards. Lists of smelters and refiners that have successfully undergone an audit and meet the required standards are published on CFSI’s website: www.conflictfreesourcing.org. Extreme’s determination was based on a comparison of the list of smelters reported by its suppliers with versions of these lists that were posted by CFSI as of April 30, 2015.

3.
Reported that they are sourcing conflict minerals from smelters or refiners that have not undergone an audit by the CFSI or another agency to be validated as conflict-free or they are active in the conflict-free smelter program but the audit has not been completed; as such, the actual source of supply for these facilities has not been confirmed.

For conflict minerals contained in parts obtained from these suppliers, Extreme has concluded that it is unable to determine the source of those conflict minerals, including whether the conflict minerals came from recycled or scrap sources. In its production of networking equipment, Extreme believes that the sources of the conflict minerals contained in its products are from: (i) smelters designated as conflict free by the CFSI; (ii) smelters that have not been designated as conflict free by the CFSI; (iii) scrap or recycled sources; and (iv) other indeterminate sources. As such, for CY 2014, Extreme has determined that its networking equipment is DRC conflict undeterminable (see the Conflict Minerals Report of Extreme Networks, Inc. for more details) and, as required by 17 CFR 249b.400, Extreme has prepared a Conflict Minerals Report, which is filed as Exhibit 2.01 hereto and is publicly available at http://investor.extremenetworks.com.

Item 1.02 Exhibit
See Item 2.01
Section 2 - Exhibits
Item 2.01 Exhibits
Exhibit 1.01 - Conflict Minerals Report as required by Item 1.01 and Item 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

EXTREME NETWORKS, INC.

By:	/s/ ALLISON AMADIA	Date:	June 1, 2015
Allison Amadia
Executive Vice President, General Counsel, and Corporate Secretary